Filed Pursuant to Rule 424(b)(3)

Registration No. 333-279977

Ares Dynamic Credit Allocation Fund, Inc.

Supplement dated August 26, 2025

To

Prospectus dated August 26, 2024, as supplemented to date (the “Prospectus”)

This prospectus supplement (“Supplement”) contains information that amends, supplements or modifies certain information contained in the accompanying Prospectus of Ares Dynamic Credit Allocation Fund, Inc. (the “Fund”). This Supplement is part of, and should be read in conjunction with, the Prospectus. Unless otherwise indicated, all other information included in the Prospectus that is not inconsistent with the information set forth in this Supplement remains unchanged. The Prospectus has been filed with the U.S. Securities and Exchange Commission and is available free of charge at www.sec.gov or by calling (888) 818-5298. Capitalized terms used in this Supplement have the same meanings as in the Prospectus, unless otherwise stated herein.

On August 21, 2025, the Fund entered into an agreement to amend its existing senior secured revolving credit facility (as amended, the “Credit Facility”). The amendment, among other things, extended the stated termination date of the Credit Facility from June 12, 2026 to August 20, 2027.

Accordingly, effective immediately, the following changes are made to the Fund’s Prospectus:

The second paragraph in the section of the Prospectus entitled “Prospectus Summary—Credit Facility” is hereby deleted and replaced in its entirety with the following:

The Fund is a party to a senior secured revolving credit facility (as amended, the “Credit Facility”) that allows the Fund to borrow up to $212 million at any one time outstanding. The Credit Facility is scheduled to terminate in August 2027 unless extended. Under the Credit Facility, the Fund is required to comply with various covenants, reporting requirements and other customary requirements for similar revolving credit facilities, including, without limitation, covenants related to: (a) limitations on the incurrence of additional indebtedness, including additional mandatory redeemable preferred shares, and liens, (b) limitations on certain investments, (c) limitations on certain restricted payments, and (d) maintaining a ratio of total assets (less total liabilities other than senior securities representing indebtedness) to senior securities representing indebtedness plus the involuntary liquidation preference of the mandatory redeemable preferred shares of the Fund (subject to certain exceptions) of not less than 2:1.0. These covenants are subject to important limitations and exceptions that are described in the documents governing the Credit Facility. As of the date of this Prospectus, the Fund was in compliance in all material respects with the terms of the Credit Facility. See “Leverage—Credit Facility.”

The second paragraph in the section of the Prospectus entitled “Leverage—Credit Facility” is hereby deleted and replaced in its entirety with the following:

The Fund is a party to a senior secured revolving Credit Facility that allows the Fund to borrow up to $212 million at any one time outstanding. The Credit Facility is scheduled to terminate in August 2027 unless extended. Under the Credit Facility, the Fund is required to comply with various covenants, reporting requirements and other customary requirements for similar revolving credit facilities, including, without limitation, covenants related to: (a) limitations on the incurrence of additional indebtedness, including additional mandatory redeemable preferred shares, and liens, (b) limitations on certain investments, (c) limitations on certain restricted payments, and (d) maintaining a ratio of total assets (less total liabilities other than senior securities representing indebtedness) to senior securities representing indebtedness plus the involuntary liquidation preference of the mandatory redeemable preferred shares of the Fund (subject to certain exceptions) of not less than 2:1.0. These covenants are subject to important limitations and exceptions that are described in the documents governing the Credit Facility. As of the date of this Prospectus, the Fund was in compliance in all material respects with the terms of the Credit Facility.

Please retain this Supplement with your Prospectus.